Exhibit 99.2
Navios Maritime Holdings Inc. Announces
Cash Tender Offer and Consent Solicitation
PIRAEUS, GREECE — January 13, 2011 — Navios Maritime Holdings Inc. (‘‘Navios Holdings”) (NYSE: NM) announced today that it has commenced a cash tender offer (the “Tender Offer”) for any and all of its outstanding 9 1/2% Senior Notes due 2014 (the “2014 Notes”) and consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default and make other changes to provisions contained in the indenture governing the 2014 Notes (the “Consent Solicitation” and, together with the Tender Offer, the “Offer”).
The Offer is scheduled to expire at 8:00 a.m., New York City time, on February 11, 2011, unless extended or earlier terminated by Navios Holdings (the “Expiration Time”). Tendered 2014 Notes may be withdrawn at any time at or prior to 5:00 p.m., New York City time, on January 27, 2011, unless extended or earlier terminated by Navios Holdings (the “Consent Time”). Other than as required by applicable law, tendered 2014 Notes may not be withdrawn after the Consent Time. Holders tendering their 2014 Notes at or prior to the Consent Time will be required to consent to certain proposed amendments to the indenture governing the 2014 Notes.
Holders who validly tender (and do not validly withdraw) their 2014 Notes at or prior to the Consent Time will be eligible to receive total consideration of $1,051.25 per $1,000 principal amount of 2014 Notes, which includes a cash consent payment of $30.00 per $1,000 principal amount of 2014 Notes tendered (the “Consent Payment”). The Offer contemplates an initial payment date, so that holders whose 2014 Notes are validly tendered at or prior to the Consent Time and accepted for purchase should expect to receive payment as early as January 28, 2011.
Holders who validly tender their 2014 Notes after the Consent Time but at or prior to the Expiration Time will not be eligible to receive the Consent Payment, but will be eligible to receive the tender offer consideration of $1,021.25 per $1,000 principal amount of 2014 Notes tendered.
Holders who validly tender (and do not validly withdraw) their 2014 Notes also will be paid accrued and unpaid interest up to, but not including, the applicable date of payment for the tendered 2014 Notes (if such 2014 Notes are accepted for purchase).
Navios Holdings’ obligation to accept for purchase, and to pay for, 2014 Notes and consents validly tendered and not validly withdrawn pursuant to the Offer is conditioned upon the satisfaction or waiver of certain conditions, including at least a majority in outstanding principal amount of 2014 Notes having been validly tendered (and not withdrawn) and consents with respect thereto having been validly delivered (and not revoked) pursuant to the Offer. In addition, the Offer is conditioned upon Navios Holdings having completed a new debt financing transaction on terms acceptable to Navios Holdings.
The terms of the Offer are described in Navios Holdings’ Offer to Purchase and Consent Solicitation Statement dated January 13, 2011 (the “Offer to Purchase”).
Navios Holdings has engaged BofA Merrill Lynch to act as dealer manager and solicitation agent in connection with the Offer. Navios Holdings has engaged D. F. King & Co., Inc. to act as information agent in connection with the Offer. Questions regarding the Offer may be directed to BofA Merrill Lynch, at (888) 292-0070 (toll-free) or (980) 388-9217 (collect). Requests for documentation relating to the Offer may be directed to D. F. King & Co., Inc., at (800) 758-5880 (toll-free) or (212) 269-5550 (collect).
None of Navios Holdings, D. F. King & Co., Inc., the dealer manager or the 2014 Notes trustee is making any recommendation as to whether holders should tender notes in respose to the Offer.
This press release is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The Offer is being made solely pursuant to the Offer to Purchase and the related Letter of Transmittal and Consent, which sets forth the complete terms of the

Offer. The Offer is not being made to holders of 2014 Notes in any jurisdiction in which the making of, or acceptance of, the Offer would not be in compliance with the laws of such jurisdiction.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information please visit our website: www.navios.com.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include statements related to the Offer, including the Expiration Time, the Consent Time and possible completion of the Offer, as well as comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
+1.212.906.8643
investors@navios.com
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